NCM Financial, Inc.

Rosewood Court 2101 Cedar Springs Road, Suite 1050

Dallas, TX 75201

December 11, 2014

VIA EDGAR

Matthew Crispino, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	NCM Financial, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed July 3, 2014

File No. 333-193160

Dear Mr. Crispino:

Pursuant to the oral comments received from the staff of the Securities and Exchange Commission on December 9, 2014, regarding the above referenced filing, NCM Financial hereby transmits our proposed edits to the Financial Statements of NCM, Financial, Inc. for the Fiscal Year Ended December 31, 2013 and 2012. As requested, we have made clear in Note 4 to the Financial Statements that the restatement for the 2013 financials is a result of an error in accounting for the issuance of stock for services and the fair value of the services provided. We have also corrected the error regarding the Discount on Common Stock in the Statement of Stockholders Equity. The proposed changes are included in the attached Exhibit A.

The Company acknowledges that:

•	should the Commission declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NCM Financial, Inc.

By:	/s/ Michael A. Noel
Name: Michael A. Noel
Title: Chief Executive Officer

Exhibit A

NCM FINANCIAL, INC.

FINANCIAL STATEMENTS

Including Independent Accountants’ Audit Report

For the Fiscal Years Ended

December 31, 2013 and 2012

1

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of NCM Financial, Inc.

We have audited the accompanying balance sheets of NCM Financial, Inc. as of December 31, 2013 and 2012, and the related statements of operations, Stockholders equity (deficit) and members’ equity, and cash flows for each of the years in the two year period ended December 31, 2013. NCM Financial, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NCM Financial, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, The Company has suffered net losses and has had negative cash flows from operating activities during the year ended December 31, 2013. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

KLJ & Associates, LLP

Schaumburg, Illinois

April 18, 2014

2

NCM FINANCIAL, INC.

BALANCE SHEETS

	December 31, 2013 (as restated)	December 31, 2012
ASSETS
Current Assets
Cash	$1,513	$207
Accounts Receivable	10	—
TOTAL CURRENT ASSETS	$1,523	$207

TOTAL ASSETS	$1,523	$207

LIABILITIES AND MEMBER’S EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$171,016	$69,767
Accrued Salaries - Related Parties	152,000	38,000
Current portion of long-term debt, including accrued interest	878	843
Lines of credit	87,129	51,030

TOTAL CURRENT LIABILITIES	411,023	159,640

LONG-TERM LIABILITIES
Notes payable – related-party	23,541	7,431
Notes payable – long-term	6,410	7,292

TOTAL LIABILITIES	440,974	174,363

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY (DEFICIT) MEMBERS’ (DEFICIT)
Common units no par value 1,675,000,000 and 0 authorized and 1,675,000,000 and 0 issued outstanding as of December 31, 2013 and 2012, respectively	—	—
Common stock $.01 par value 2,500,000,000 and 0 authorized, 1,675,000,000 and 0 issued, and outstanding as of December 31, 2013 and 2012, respectively	3,884,750	—
Discount on common stock	(3,670,750)	—
Additional Paid in Capital		—
STOCKHOLDERS EQUITY (DEFICIT)	(653,351)	—
MEMBER’S (DEFICIT)	—	(174,156)
TOTAL STOCKHOLDER'S EQUITY(DEFICIT) MEMBERS’ (DEFICIT)	(439,451)	—

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT) (MEMBER’S (DEFICIT)	$1,523	$207

The accompanying notes are an integral part of these financial statements.

3

NCM FINANCIAL, INC. STATEMENTS OF OPERATION

	Year ended December 31,
	2013 (as restated)	2012

REVENUES	$29	$—

OPERATING EXPENSES
Consulting expense	141,187	42,351
Stock based Compensation	213,900	—
General and Administrative
Professional fees	30,266	59,550
Legal fees	80,012	48,931
Other expense	7,254	6,411

TOTAL OPERATING EXPENSES	472,619	157,243

NET LOSS FROM OPERATIONS	(472,590)	(157,243)

OTHER INCOME (EXPENSE)
Interest expense	(6,605)	(6,213)

TOTAL OTHER INCOME (EXPENSE)	(6,605)	(6,213)

NET LOSS	$(479,195)	$(163,456)

NET LOSS AVAILABLE PER COMMON SHAREHOLDER	$(479,195)	$(163,456)

NET LOSS PER COMMON SHARES	$(0.00)	$(0.00)

WEIGHTED AVERAGE SHARES
Basic and diluted	345,487,945	335,000,000

The accompanying notes are an integral part of these financial statements.

4

NCM FINANCIAL, INC. STATEMENTS OF OPERATIONS STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) December 31, 2013 (as restated)
	Common Stock Shares Amount		Discount on Common Stock	Additional Paid in Capital	Members’ Deficit	Retained Earnings (Deficit)	Total Stockholders’ Equity (Deficit)

Balance, December 31, 2011	—	$—			$(10,700)	$—	$(10,700)

Net Loss	—	—			(163,456)	—	(163,456)

Balance, December 31, 2012	—	—			(174,156)	—	(174,156)

Shares issued due to conversion from LLC to C-Corp.	1,675,000,000	16,750,000	(16,750,000)		174,156	(174,156)	—
Reverse stock split adjustment to issued and outstanding shares	(1,340,000,000)	(13,400,000)	13,400,000	—	—	—	—
Shares issued for services	53,475,000	534,750	(320,850)	—	—	—	213,900
Net loss for the year ended December 31, 2013	—	—			—	(479,195)	(479,195)

Balance, December 31, 2013	388,475,000	$3,884,750	$(3,670,850)	—	$—	$(653,351)	$(439,451)

The accompanying notes are an integral part of these financial statements.

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NCM FINANCIAL, INC. STATEMENTS OF CASH FLOWS
	Year ended December 31,
	2013 (as restated)	2012
OPERATING ACTIVITIES
Net loss	$(479,195)	$(163,456)
Stock based compensation	213,900	-

Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Accounts receivable	(10)	-
Accounts payable and accrued expenses	101,249	69,767
Accrued Salaries - Related Parties	114,000	38,000
Accrued Interest	48	-
Net cash (used) by operating activities	(50,008)	(55,689)

FINANCING ACTIVITIES
Advances on lines of credit	36,099	51,030
Proceeds on note payable	-	415
Payments on note payable	(895)	-
Advances – member/shareholder loan	16,110	4,286
	-	-
Net cash provided by financing activities	51,314	55,731

NET INCREASE (DECREASE) IN CASH	1,306	42

CASH
Beginning of year	207	165
End of year	$1,513	$207

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income taxes paid	$-	$-
Interest paid	$597	$-

NON-CASH ACTIVITY
Deemed Dividend	$16,750,000	$-

The accompanying notes are an integral part of these financial statements.

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NOTE 1 – ORGANIZATION

NCM Financial, Inc., a corporation (hereafter the “Company”), was organized under the laws of the state of Texas on June 4, 2013. Previously, the Company was organized as a Limited Liability company organized under the laws of the state of Texas on May 10, 2006.  The Company is a provider of Investment research. The Company provides independent research and software for individuals and professional investors to create maximized returns in markets around the world. The Company offers solutions for investors to amplify investment returns and meet their financial goals.

NOTE 2 – GOING CONCERN

The Company’s financial statements have been prepared in conformity with accounting principles generally accepted in United States of America, which contemplates continuation of the Company as a going concern. The Company has not yet established an ongoing source of revenue sufficient to cover operating costs and to allow it to continue as a going concern. The Company has sustained losses and negative cash flows from operations in recent years and expects these conditions to continue for the foreseeable future. At December 31, 2013 the Company had accumulated member’s deficit of $439,451, excluding the non-cash stock based compensation of $20,487,500 and the $16,750,000 deemed distribution upon the conversion of a limited liability corporation to a C-corporation for tax purposes in June 2013. The ability of the Company to continue as a going concern is dependent on the Company raising sufficient capital to build and complete the real time tick by tick option portfolio platform and meet the requirements for a public listing on an exchange.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plan is to obtain such resources for the Company by raising capital through debt or equity financing. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the proceeding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared on the basis of accounting principles generally accepted in the United States of America. Company is currently working on its new operating platform. The Company does not have employees, rather contracts with legal and other professional service providers.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Stock Split

On December 10, 2013, the Company effectuated a reverse stock split of its issued and outstanding shares of common stock at a ratio of 1 for 5 (the “Stock Split”).

As a result of the Stock Split, the Company’s issued and outstanding shares of common stock decreased from 1,675,000,000 to 335,000,000 shares of common stock, all with a par value of $0.01. Accordingly, all share and per share information has been restated to retroactively show the effect of the Stock Split.

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NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basic and Diluted Loss Per Share

The Company computes loss per share in accordance with “ASC-260”, “Earnings per Share” which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive. The Company has no potential dilutive instruments and accordingly basic loss and diluted loss per share are equal.

Revenue Recognition

Revenue will be recognized when it is realized or realizable and earned. Specifically, revenue will be recognized when all of the following criteria are met: (1) Persuasive evidence of an arrangement exists; (2) Service has occurred, customer acceptance has been achieved; (3) Our selling price to the buyer is fixed and determinable; and (4) Collection is reasonably assured. The Company recognizes revenue when services have been provided and collection is reasonably assured.

Cash and Cash Equivalents

Cash and cash equivalents consist of a checking account which is held in one depository institution. The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. The carrying value of cash equivalents approximates fair value because of the short maturity of these instruments.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash deposited in financial institutions that exceed the federally insured limits. At both December 31, 2013 and 2012, the Company did not exceed the federally insured limit at any institution.

Income Taxes

The company elected to be taxed as a partnership and therefore the Company is a pass-through entity and the tax is paid by the individual members.

On June 9, 2013 the Company converted from a limited liability corporation to a C corporation for tax purposes

Fair Value of Financial Instruments

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions and credit risk. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

8

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The Company’s valuation techniques used to measure the fair value of money market funds and certain marketable equity securities were derived from quoted prices in active markets for identical assets or liabilities. The valuation techniques used to measure the fair value of all other financial instruments, all of which have counterparties with high credit ratings, were valued based on quoted market prices or model driven valuations using significant inputs derived from or corroborated by observable market data.

In accordance with the fair value accounting requirements, companies may choose to measure eligible financial instruments and certain other items at fair value. The Company has not elected the fair value option for any eligible financial instruments.

NOTE 4 – RESTATEMENT OF FINANCIAL STATEMENT

The restatement for the 2013 financials is a result of an error in accounting for the issuance of stock for services and the fair value of the services provided. This amendment provides a correction for the error for the 2013 financial statements. We have restated our previously issued consolidated financial statements as of and for the year ended December 31, 2013 to reflect the modification of consulting agreement modifications for the following:

  In September 2013, the Company originally issued 26,950,000 shares of its common stock for marketing and consulting contract services to Iota Capital Corporation. The agreement modification is restated herein whereby 13,475,000 shares of common stock is recognized at a fair market value of $53,900 as a stock based compensation expense and the remaining shares issued in subsequent periods.

  In September 2013, the Company originally issued 30,000,000 shares of its common stock for marketing and consulting contract services to KeyStone Trading Ltd. The agreement modification is restated herein whereby 15,000,000 shares of common stock is recognized the fair market value of $60,000 as a stock based compensation expense and the remaining shares issued in subsequent periods.

  In December 2013, the Company issued 25,000,000 shares of its common stock for investor relations and consulting services to Llew Watkins.  The Company recognized the fair market value of $100,000 as a stock based compensation expense.

The following tables summarize the effect of the restatement on the specific items presented in our historical consolidated financial statements included in our previously reported on the amended Form S-1/A dated July 3, 2014:

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NCM FINANCIAL, INC.
BALANCE SHEETS

	December 31, 2013	Adjustment	December 31, 2013
	(as originally stated)		(as restated)
ASSETS

Current Assets

Cash	$1,513	$-	$1,513
Accounts Receivable	10	-	10
TOTAL CURRENT ASSETS	$1,523	$-	$1,523

TOTAL ASSETS	$1,523	$-	$1,523

LIABILITIES AND MEMBER’S EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$171,016	$-	$171,016
Accrued Salaries - Related Parties	152,000	-	152,000
Current portion of long-term debt,including accrued interest	878	-	878
Lines of credit	87,129	-	87,129

TOTAL CURRENT LIABILITIES	411,023	-	411,023

LONG-TERM LIABILITIES
Notes payable – related-party	23,541	-	23,541
Notes payable – long-term	6,410	-	6,410

TOTAL LIABILITIES	440,974	-	440,974

COMMITMENTS AND CONTINGENCIES	-	-	-

Common stock	4,169,500	(284,750)	3,884,750
Discount on common stock	-	(320,850)	(320,850)
Additional Paid in Capital	33,068,000	(19,668,000)	13,400,000
Stockholders' Deficit	(37,676,951)	20,273,600	(17,403,351)

TOTAL STOCKHOLDER'S DEFICIT
	(439,451)	-	(439,451)

TOTAL LIABILITIES AND STOCKHOLDER’S DEFICIT
	$1,523	$-	$1,523

10

NCM FINANCIAL, INC.
STATEMENTS OF OPERATION

	Year ended December 31, 2013
	(as originally stated)	Adjustment	(as restated)

REVENUES	$29	$-	$29

OPERATING EXPENSES
Consulting expense	141,187	-	141,187
Stock based Compensation	20,487,500	(20,273,600)	213,900

General and Administrative
Professional fees	30,266	-	30,266
Legal fees	80,012	-	80,012
Other expense	7,254	-	7,254

TOTAL OPERATING EXPENSES	20,746,219	(20,273,600)	472,619

NET LOSS FROM OPERATIONS	(20,746,190)	20,273,600	(472,590)

OTHER INCOME (EXPENSE)
Interest expense	(6,605)	-	(6,605)

TOTAL OTHER INCOME (EXPENSE)	(6,605)	-	(6,605)

NET LOSS	$(20,752,795)	$20,273,600	$(479,195)

NET LOSS AVAILABLE PER COMMON SHAREHOLDER
	$(20,752,795)	$20,273,600	$(479,195)

NET LOSS PER COMMON SHARES	$(0.06)		$(0.00)

WEIGHTED AVERAGE SHARES
Basic and diluted	356,066,667		345,487,945

11

NCM FINANCIAL, INC.
STATEMENTS OF CASH FLOWS

	Year ended December 31, 2013
	(as originally stated)	Adjustment	(as restated)
OPERATING ACTIVITIES
Net loss	$(20,752,795)	$20,273,600	$(479,195)
Stock based compensation	20,487,500	(20,273,600)	213,900

Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Accounts receivable	(10)	-	(10)
Accounts payable and accrued expenses	101,249	-	101,249
Accrued Salaries - Related Parties	114,000	-	114,000
Accrued Interest	48	-	48
Net cash (used) by operating activities	(50,008)	-	(50,008)

FINANCING ACTIVITIES
Advances on lines of credit	36,099	-	36,099
Proceeds on note payable	-	-	-
Payments on note payable	(895)	-	(895)
Advances – member/shareholder loan	16,110	-	16,110
	-	-	-
Net cash provided by financing activities	51,314	-	51,314

NET INCREASE (DECREASE) IN CASH	1,306	-	1,306

CASH
Beginning of year	207	-	207
End of year	$1,513	$-	$1,513

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Income taxes paid	$-	$-	$-
Interest paid	$597	$-	$597

NON-CASH ACTIVITY
Deemed Dividend	$16,750,000	$-	$16,750,000

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NOTE5 – SMALL BUSINESS ASSOCIATION LOAN

The Company secured a federal Small Business Association loan on May 1, 2010. The loan requires monthly payments of principle and interest of $120 over a 10 year period and has a variable interest rate of 4.75% above the prime rate listed in the Wall Street Journal. The effective interest rate as of December 31, 2013 and 2012 was 7.75% and 8.0%, respectively.

The five year maturities are as follows:

2014	$830
2015	976
2016	1,054
2017	1,139
2018	1,230
Thereafter	2,011
$7,240

NOTE 6 – LINES OF CREDIT

The Company has a variety of credit card and/or lines of credit payable. The total is presented, all of which is due within twelve (12) months.

NOTE 7– RELATED PARTY TRANSACTION

Related Party Note

As of December 31, 2013 and 2012, the Chief Executive Officer and Director advanced the Company $16,110 and $4,149 to fund Company operations under a Revolving Credit Note ("Note"). The Note is non-interest bearing, unsecured and due on demand. The term of the Note automatically renews until the balance is paid or the Note is in default. The outstanding balance owed on December 31, 2013 and 2012 was $23,541 and $7,431, respectively.

Related Party Compensation

On September 1, 2012, we entered into an employment agreement with Michael Noel, our Chief Executive Officer and Chairman of the Board of Directors (the “Noel Agreement”) The term of the Noel Agreement is three (3) years and, following the initial term, shall continue on a year-to-year basis thereafter unless terminated by either party with at least thirty (30) days written notice. Pursuant to the Noel Agreement, Mr. Noel will receive annual base compensation of $102,000 for the first two years of employment and $125,000 for the third year of employment. The Noel Agreement also provides for incentive awards, as well as a benefit package, including medical, disability, insurance, and expense reimbursement. As consideration for certain non-compete and non-solicitation provisions of the Noel Agreement, Mr. Noel shall also receive semi-monthly installments of $1,000. The Noel Agreement may be terminated by the Company for reasonable cause. As of December 31, 2013 and 2012, $152,000 and $38,000 is currently due and accrued on the Noel Agreement, respectively.

Compensation of the Chairman of the Board

Michael Noel, our Chairman of the Board, receives compensation pursuant to the Noel Agreement described above. In addition to his employment agreement, Mr. Noel is compensated as a director in the company. As chairman of the board, Mr. Noel shall be compensated at a rate of $300/hour.

13

Agreement with Scott Noel

On September 27, 2012, the Company entered into an engagement agreement with Mr. Scott Noel for general corporate counsel services in exchange for a monthly retainer fee of $6,250 in consideration of the services to be rendered. As of December 31, 2013 and 2012, $100,036 and $25,024 is currently due and accrued on the Noel Agreement, respectively.

NOTE 8 – STOCKHOLDERS’ EQUITY (MEMBERS’ DEFICIT)

LLC conversion

On June 9, 2013 the Company converted from a Texas limited liability company into a Texas corporation and changed its name to NCM Financial, Inc. Effective June 9, 2013 all of the Company’s outstanding common units were converted into common stock on 1 to 1 conversion ratio.

Common Units

Prior to the LLC conversion the company had 1,675,000,000 authorized units with no par value. Each holder of common units was entitled to one vote for each common unit held. Upon the LLC Conversion, all the then outstanding common units were converted into shares of common stock on a 1 to 1 basis.

Common Stock

The Company has authorized 2,500,000,000 shares of common stock, $.01 par value per share. Each holder of common stock is entitled to one vote for each share of common stock held.

On December 10, 2013 the Company completed a reverse stock split whereby every 5 pre-split shares of common stock is exchangeable for 1 share of post-split common stock. Accordingly, all share and per share information has been restated to retroactively show the effect of the stock split. As of December 31, 2013 the company had 335,000,000 shares issued and outstanding.

During the year ended December 31, 2013, the Company issued the following equity instruments (see Note 11: Commitments and Contingencies):

  In September 2013, the Company issued 13,475,000 shares of its common stock for marketing and consulting contract services to Iota Capital Corporation.  The Company recognized the fair market value of $53,900 as a stock based compensation expense.

  In September 2013, the Company issued 15,000,000 shares of its common stock for marketing and consulting contract services to KeyStone Trading Ltd. The Company recognized the fair market value of $60,000 as a stock based compensation expense.

  In December 2013, the Company issued 25,000,000 shares of its common stock for investor relations and consulting services to Llew Watkins.  The Company recognized the fair market value of $100,000 as a stock based compensation expense.

The fair market value of the equity instruments in the year end December 31, 2013 were at a market value of $0.004 per share which is below the par value of $0.01 per share therefore the Company has recorded an offsetting discount of common stock to equity.

In accordance with ASC 505-50-30-6, the Company established the share-based payment transactions with the nonemployees at the fair value of the consideration received as more reliably measurable as the Company has no readily determinable trading value of its common stock.

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NOTE 9 – LOSS PER SHARE

The following table presents the computations of basic and dilutive loss per share:

	2013	2012
Net Income (Loss)	$(20,752,795)	$(163,456)

Net income (loss) per share:
Net income (loss) per share – basic and diluted	$(0.00)	$(0.00)
Weighted average common shares outstanding – basic and diluted	345,487,945	335,000,000

For the year ended December 31, 2013 and 2012, the Company has no potential dilutive instruments and accordingly basic loss and diluted loss per share are equal.

NOTE 10 – OTHER EXPENSES

A breakout of other expense is as follows

	For the Year Ended December 31,
	2012	2013
Other expenses
Computer and internet	$4,846	$4,060
Telephone	1,281	1,214
Other	1,127	1,137
	$7,254	$6,411

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Management Consulting Agreement

In September 2012, the Company entered into three-month renewable Consulting Agreement with Llew Watkins (“Watkins”). The agreement calls for the consultant to provide, on a part-time basis, management consulting for the Company. These services include providing general consulting services relating to development of new business ventures, providing general advice on capital structuring, performing due diligence related to potential business arrangements, and providing introductions that may lead to additional capital investments.

For consideration of the above-referenced services, the Company shall pay to Consultant 5% equity, as nondilutional shares of the Company’s common stock (the "Shares"), issued at time of S-1 filing. The Consultant shall receive 10% introduction fee of the gross funds received by the Company or handling fee for any investor introduced or introduction that leads to an investment within the period of 2 years of the introduction.

In December 2013, the Company agreement to compensate Llew Watkins 25,000,000 shares of the Company's common stock at a fair market value of $.004

Mr. Watkins will also be employed as the Company’s Investor Relations Director, will be paid $3,500 per month as salary for performing the Company’s public relations responsibilities once the Company’s Registration Statement on Form S-1 (“S-1”) is accepted and the Company begins its first month of trading its Shares.

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Professional Services Agreement - IOTA Capital Corp.

In September 2013, the Company entered into three-year Consulting Agreement with IOTA Capital Corp. (“IOTA”). The agreement calls for the consultant to provide, on a part-time basis, marketing, business development and consulting services for the Company.

For consideration of the above-referenced services, the Company agreed to the Consultant 26,950,000 shares of the Company’s common stock (the "Shares"), issued at time of S-1 filing. The Company and consultant have amended the agreement to provide the issuance of 50% of the shares upon the filing of the S-1 at a fair market value of $.004 per share and quarterly installments based upon a cash value methodology to value the each quarters installments as the Company, at the current time, has no readily determinable trading value of its common stock.

The issuance of the resulting shares are as follows:

Marketing Contracts	Iota Capital Corp.
Upon S1 Effectiveness	13,475,000
Year one Quarter Two	6,737,500
Year one Quarter Three	3,368,750
Year one Quarter Four	3,368,750

Total Shares	26,950,000

Professional Services Agreement - Keystone Trading, Ltd.

In September 2013, the Company entered into three-year Consulting Agreement with Keystone Trading, Ltd. (“Keystone”). The agreement calls for the consultant to provide, on a part-time basis, marketing, business development and consulting services for the Company.

For consideration of the above-referenced services, the Company agreed to the Consultant 26,950,000 shares of the Company’s common stock (the "Shares"), issued at time of S-1 filing. The Company and consultant have amended the agreement to provide the issuance of 50% of the shares upon the filing of the S-1 at a fair market value of $.004 per share and quarterly installments based upon a cash value methodology to value the each quarters installments as the Company, at the current time, has no readily determinable value of its common stock.

The issuance of the resulting shares are as follows:

Marketing Contracts	Iota Capital Corp.
Upon S1 Effectiveness	15,000,000
Year one Quarter Two	7,500,000
Year one Quarter Three	3,750,000
Year one Quarter Four	3,750,000

Total Shares	30,000,000

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Consulting Agreement – Development of Real Time Platform

On October 1, 2012 the Company entered into an agreement with an independent contractor to help develop the Real Time Platform for the Company’s Option Portfolio Pro Software. The agreement calls for a monthly payment of $1,000.00 and for a bonus payment upon completion of the project of $40,000. As of December 31, 2013 and 2012, an amount of $12,000 and $3,000 has been expensed in connection with monthly payments under the agreement, respectively.

Patent License Agreement

On October 1, 2012, the Company entered into a Patent License Agreement ("Agreement”) which is a platform for customizing a derivative portfolio trading strategy, with OptionTech, LLC (“Licensor”), a Texas limited liability company. Licensor granted the Company the exclusive, world-wide right and license to make, have made, use and sell licensed products for use in the financial research and trading industry. The Company may sublicense such right and license to the Company’s customers and to users of the Company and its customer's products; provided the Company remains responsible for payment of the royalty due.

The Company agreed to pay Licensor during the term of this Agreement a royalty of One U.S. Dollar ($1.00) per month for each subscriber to which the Company has sold a Licensed Product (“Subscriber”). A Licensed Product will be considered sold or used when the Company has billed the Subscriber. Royalties paid on Licensed Products, which are not accepted or are returned by the purchaser within sixty (60) days of delivery, shall be credited to the Company.

The Company’s obligation to pay royalties shall cease upon the earlier of (i) the expiration of the Patents or (ii) the termination of this Agreement. The Patents shall be deemed to have expired upon the judgment of invalidity or unpatentability by a court or administrative agency of competent jurisdiction from which no appeal is taken or can be taken.

The Company will be deemed to be in default hereunder if (i) the Company fails to pay any sum due and payable within thirty (30) days after notice from Licensor that the same has become due and payable, (ii) the Company breaches any material covenant made by it hereunder and fails to remedy such breach within thirty (30) days after notice thereof from Licensor, or (iii) the Company fails to render an accounting statement and payment for all royalties due within one hundred twenty (120) days of the end of each calendar year (which failure is not cured within thirty (30) days after notice of such failure from Licensor). In the event of the Company’s default hereunder, Licensor may terminate this Agreement by giving the Company written notice of termination.

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NOTE 12—INCOME TAXES

The Company had net operating loss carry forwards of approximately $20,644,000 for the period of June 9, 2013 (c-corporation conversion) through December 31, 2013 that may be available to reduce future years’ taxable income in varying amounts through 2033. Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is determined not likely to occur and accordingly, the Company has recorded a valuation allowance for the deferred tax asset relating to these tax loss carry-forwards.

The provision for Federal income tax consists of the following:

December 31, 2013
Federal income tax benefit attributable to:
Current operations	$479,195
Less: valuation allowance	(479,195)
Net provision for Federal income taxes	$-

The cumulative tax effect at the expected rate of 15% of significant items comprising our net deferred tax amount is as follows:

December 31, 2013
Deferred tax asset attributable to:
Net operating loss carry over	$71,879
Less: valuation allowance	(71,879)

Net deferred tax asset	$-

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards of for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur net operating loss carry forwards may be limited as to use in future years.

NOTE 13 - SUBSEQUENT EVENTS

In accordance with SFAS 165 (ASC 855-10) the Company has analyzed its operations subsequent to December 31, 2013 through to date this report was issued, and has determined that it does not have any material subsequent events to disclose in these financial statements.

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